

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Mr. Mark Pellicane
Chief Executive Officer
Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2

> **Re:** **Falconridge Oil Technologies Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 4, 2013**
> **File No. 333-191018**

Dear Mr. Pellicane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are in receipt of your revised application for confidential treatment, and we will issue any related comments in a separate letter.

Material Contracts, page 28

2. You disclose that your license agreement with HSC was renewed and continues on a year to year basis "as neither party received notice of termination of this agreement." However, Section 10 of the agreement states that the agreement "can be renewed annually" by mutual consent and signature of both parties. Please advise or revise.

3. Please briefly discuss the Service Gross Overriding Royalty Agreement from 2011, including the effective date, counterparty, expiration date, and what the agreement covers.

4.   We note that you have filed the reserve and economic evaluation prepared by Chapman
        Petroleum Engineering Ltd as Exhibit 99.1 to your registration statement. Please revise your
        prospectus and the third party report, as applicable, to provide the disclosure required by Items
        1202(a)(7) and 1202(a)(8) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 34

5.   We note your revenues narrative for the three months ended November 30, 2013 incorrectly
        labels an increase in revenues as a decrease. Additionally, we note your expenses narrative for
        the three months ended November 30, 2013 incorrectly labels a decrease in expenses as an
        increase. Please revise your disclosure to resolve these inconsistencies.

Security Ownership of Certain Beneficial Owners and Management, page 44

6.   Please revise to provide information under this heading as of the latest practicable date.
        See Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 45

7.   At page 3, you disclose that Falconridge Ontario became your wholly owned subsidiary in
        August 2013. In this section, you disclose that First World Trade had advanced to
        Falconridge Ontario $1,262,403 as of February 28, 2013. However, Item 404 of
        Regulation S-K requires you to provide the largest aggregate amount of principal
        outstanding during the (disclosure) period as well as the amount outstanding "as of the
        latest practicable date." See Item 404(a)(5). Please revise to provide all the disclosure
        Item 404 requires.

8.   File as an exhibit the loan agreement referenced at pages F-17 and F-27 whereby First
        World Trade has advanced these funds to Falconbridge Ontario. See Item 601(b)(10) of
        Regulation S-K.   Also revise references elsewhere in your prospectus where you indicate
        only that First World Trade is controlled by "a shareholder of the Company" to clarify that
        Mr. Pellicane is the sole shareholder of First World Trade.

Financial Statements – Annual

Note 9 – Supplemental information on oil and gas operations, page F-19

9.   We note your estimated net proved reserves at February 29, 2013 is 2,183 (Bbls). Please
        provide a reconciliation to explain the difference between this disclosure and table 4 and
        table 4a of your independent reserve and economic evaluation and resources assessment
        filed as Exhibit 99.1, where, as of January 1, 2013, you report approximately 4,000 (Bbls)
        of reserves.

<u>Signature Page</u>

10.   Please note that the registration statement must be signed by a majority of your directors. In that regard, we note that only two of your four directors have signed the registration statement.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director